ASANKO GOLD
NYSE MKT: AKG | TSX: AKG
www.asanko.com

PMI GOLD CORPORATION

ASANKO GOLD INC. COMPLETES ACQUISITION OF PMI GOLD CORPORATION

Vancouver, British Columbia, February 6, 2014 – Asanko Gold Inc. ("Asanko") (TSX, NYSE MKT: AKG) and PMI Gold Corporation ("PMI") (TSX: PMV, ASX: PVM) are pleased to announce the completion, effective at 12:01 a.m. on February 6, 2014, of Asanko's acquisition of PMI by way of a plan of arrangement (the "Arrangement").

Pursuant to the Arrangement, Asanko acquired all of the issued and outstanding common shares of PMI ("PMI Shares"), such that PMI is now a wholly-owned subsidiary of Asanko, for consideration consisting of 0.21 common shares of Asanko ("Asanko Shares") for each outstanding PMI Share (the "Exchange Ratio"). Additionally, outstanding options and warrants to acquire PMI Shares have been exchanged for options ("Replacement Options") and warrants ("Replacement Warrants"), as the case may be, of Asanko that will entitle the holder to receive, upon exercise thereof, Asanko Shares based upon the Exchange Ratio and otherwise on the same terms and conditions as were applicable to such PMI options and warrants immediately before the effective time of the Arrangement.

To give effect to the Arrangement, Asanko issued 87,149,914 Asanko Shares, 3,237,491 Replacement Options and 126,000 Replacement Warrants and reserved for issuance of 117,158 Asanko Shares issuable in lieu of PMI Shares upon vesting of outstanding performance rights of PMI. The securities of PMI have been suspended from quotation on the Australian Securities Exchange and halted from trading on the Toronto Stock Exchange pending delisting. Applications will be filed for PMI to cease to be a reporting issuer under Canadian securities laws.

Full details of the Arrangement and certain other matters are set out in the joint management information circular of Asanko and PMI dated December 20, 2013 (the "Information Circular"). A copy of the Information Circular and other meeting materials can be found on the SEDAR website at www.sedar.com.

Contacts for further information:

Asanko Gold

Alex Buck, Manager – Investor Relations
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Greg McCunn, Chief Financial Officer
Telephone: +1-778-729-0604
Email: greg.mccunn@asanko.com

General:
Email: info@asanko.com
Website: www.asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko's flagship project is the fully financed, multi-million ounce Esaase Gold Project located in Ghana, West Africa. Through the acquisition of PMI, Asanko has further strengthened its portfolio of assets in Ghana, which now include the Obotan Gold Project and the Diaso Regional Exploration Project. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.